January 23, 2025

VIA EDGAR

Lauren Hamilton, Staff Accountant

David Matthews, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

File No. 333-280449

Dear Ms. Hamilton and Mr. Matthews:

On behalf of Trinity Capital Inc. (the “Company”), this letter responds to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) via telephone on January 23, 2025 regarding the Company’s Registration Statement on Form N-2 (File No. 333-280449) (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), on January 17, 2025.

For your convenience, the Staff’s comment is set forth below and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Registration Statement.

Prospectus

1.	Comment: Please confirm that the final Prospectus filed pursuant to Rule 424 under the Securities Act will include appropriate hyperlinks to the Company’s filings that are incorporated by reference therein as required by Rule 411 under the Securities Act, and Rule 0-4 under the Investment Company Act of 1940, as amended.

Response: The Company respectfully confirms to the Staff that the final Prospectus filed pursuant to Rule 424 under the Securities Act will include appropriate hyperlinks to the Company’s filings that are incorporated by reference therein.

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Should you have any questions regarding this letter, please contact Darius I. Ravangard at 202.261.3345 (or by e-mail at Darius.Ravangard@dechert.com) or Harry S. Pangas at 202.261.3466 (or by e-mail at Harry.Pangas@dechert.com).

Sincerely,

/s/ Darius I. Ravangard
Darius I. Ravangard

cc:	Sarah Stanton, Trinity Capital Inc.

Michael Testa, Trinity Capital Inc.

Harry S. Pangas, Dechert LLP